Exhibit 5.1

Rockville Law Group

Re: Legal opinion on Alpha One Inc, Symbol: AOAO

Ladies and Gentlemen,

Please be advised that I am securities counsel to Alpha One Inc.,a Wyoming corporation f/k/a World Mobile Holdings, Inc.(the “Issuer”). I have been requested, as securities counsel to the Issuer, to render an opinion (this “Opinion”) for the purpose of registering 10,000,000 shares of common stock under the Securities Act in connection with the filing by the Issuer on November 01, 2024 of its registration statement Form S-1 for the year ended March 31, 2024 and 2023 including audited financial statements and all documents previously filed on the OTC Markets (collectively the”Historical Information”). (The audited financial statements and the Historical Information are sometimes hereinafter referred to collectively as the “Filed Documents”).

For the reasons set forth herein, it is my opinion that the Filed Documents,taken together:

1.	constitutes adequate current public information concerning the shares of common stock of the Issuer (the “Securities”)and the Issuer and is available within the meaning of Rule 144(c)(2) under the Securities Act;

2.	includes all of the information that a broker-dealer would be required to obtain from the Issuer to publish a quotation for the shares of common stock of the Corporation (the “Securities”), under Rule 15c2-11 of the Exchange Act;

3.	I have reviewed WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE DIRECTORS OF Alpha One Inc, dated on March 23, 2023, Authorization of Issuance of Common Stock and Acceptance of Subscription Agreements

●	RESOLVED THAT the Corporation, having acquired Zhongyun (BVI) Limited under share exchange agreement from the selling shareholders.

●	FURTHER RESOLVED THAT the Corporation direct its transfer agent to issue share certificates in the name of the selling shareholders set forth herein with the appropriate restrictive legend.

4.	I have reviewed SHARE EXCHANGE AGREEMENT, in which 25,450,086 common shares were issued. This transaction’s consideration was fully paid.

5.	I have reviewed Supplemental Disclosure for Change of Control Events, where the purchase of 100,000,000 common shares of stock, this consideration was fully paid.

6.	Alpha One Inc is registering 10,000,000 shares of common stock in this S-1, all of them are existing shares, which were full paid before this registration. Alpha One Inc is not selling any shares of its common stock mentioned in its SEC Form S-1 and will not receive any proceeds from any sale or disposition by the selling shareholders of the shares of our common stock covered by SEC Form S-1.

In rendering the Opinion, I have reviewed such corporate records and other documents as I have deemed necessary regarding the filing of the Filed Documents. I have conducted two video calls which included Shuhua Liu, the CEO and sole director of the Issuer, where we could see and hear each other and we discussed the Company,in terms of both its history and its plans and prospects. In addition, I have made such investigations and have considered such questions of law as I deemed necessary and appropriate for the purposes of rendering this Opinion. In all such examinations, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals, the conformity to original documents of all documents submitted to me as copies and the authenticity of all originals of such documents submitted as copies. Further, in all such examinations, I may have relied on information obtained from public officials, officers of the Issuer and other sources and represents that all such sources are reasonably believed to be reliable.

The person responsible for the preparation of the audited financial statements and notes thereto contained in the 2023-2024 Annual was Shuhua Liu, CEO of the company who was assisted by Bush & Associates CPA LLC, which has served as the Company’s auditor since 2024.

Henderson, Nevada, an accounting consultant to the Issuer as required, whose PCAOB ID Number is 6797.

Ms. Liu, in her capacity as an officer of the Issuer has certified that the financial statements to present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States of America, consistently applied. In the opinion of management,all adjustments considered necessary for fair presentation have been included in the financial statements.

The Issuer’s transfer agent (the “Transfer Agent”) is Vstock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598, (tel) 212.828.8436. The Transfer Agent is registered with the Securities and Exchange Commission. I have communicated with the Transfer Agent and viewed a recent shareholder list to confirmed the number of shares outstanding and the identity of principal shareholders.

The documents containing the information concerning the Issuer and the Securities that are publicly available as of the date of this letter are the Filed Documents as defined above.

I have personally reviewed the Filed Documents together with all exhibits and it is my legal opinion that such information and that to the best of my knowledge those documents taken together are accurate, up to date, and contain the most current information available on the Issuer, and that an interested investor would find current information therein which could help him objectively determine corporate and financially relevant information better enabling him to make an informed and educated and intelligent decision. I have discussed with management and received management’s approval of this Opinion and all filings hereunder. Moreover. To the best of my knowledge,after inquiry of management of the Issuer, neither the Issuer nor its Board of Directors nor any 5% or greater shareholder is currently under investigation by any Federal or state regulatory authority for any violation of federal or state securities laws. Furthermore, after reasonable inquiry, I confirm the ownership information with respect to the Issuer’s officers and directors and 5% beneficial owners set forth in the Filed Documents.

I am admitted to practice law in the State of New York. I have been retained by Issuer as its general securities counsel which includes being retained for the purpose of rendering this Opinion and related matters. My relationship as counsel to the Issuer is solely as a lawyer serving as securities counsel and in connection therewith I have been retained for the purpose of reviewing the current information provided by the Issuer. I have never been prohibited from practicing before the Securities and Exchange Commission. I do not own any securities of the Issuer. To my knowledge, I am not currently under investigation by any federal or state or foreign regulatory authority and I have never been the subject of any proceeding by the SEC, the US Commodity Futures Trading Commission (CFTC), the Financial Industry Regulatory Authority (FINRA), or any other federal, state, or foreign regulatory agency. I am not now and have never been suspended or barred from practicing in any state or jurisdiction, and have never been charged in a civil or criminal case or been the subject of any investigation related thereto I own no securities of the Issuer. This opinion is as to the laws of the States of Wyoming, and the laws of the USA.

Regards,

Li Weng, Attorney at Law

Rockville Law Group LLC

3635 Old Court Road, Suite 208

Baltimore MD 21208

Wenglidk@foxmail.com

001 (410) 243 5500

Date: 12/13/2024